北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

82-34642

02028563

19th April, 2002.

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Beijing Enterprises Holdings Limited -- Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. ~~82-5242~~)

Dear Sirs:

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of following documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1) (iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

(1) Announcements relating to possible spin-off and separate listing of our subsidiary on Shanghai Stock Exchange and provision of guarantee for the issue of convertible bond.

(2) Announcement for 2001 annual result.

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or

TT/kl/out_stoe_44016.2

Hong Kong Office 34/F., West Tower, Shun Tak Centre, 200 Connaught Road. C., Hong Kong. Tel : (852) 2915 2898 Fax : (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, No.33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel : (86 10) 8808 7800 Fax : (86 10) 8808 6298-99
香港總公司 香港干諾道中200號 信德中心西座34樓 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號 通泰大廈B座17層 郵政編號100032 電話：(86 10) 8808 7800 傳真：(86 10) 8808 6298-99

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

SEC MAIL PROCESSING
RECEIVED
APR 18 2002
WASH. D.C. 152 SECTION

documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852) 2105 6330.

Very truly yours,

Thomas Tsang

(Enclosures)

TT/kl/out_stoe_44016.2

Hong Kong Office 34/F., West Tower, Shun Tak Centre, 200 Connaught Road. C., Hong Kong. Tel : (852) 2915 2898 Fax : (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, No.33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel : (86 10) 8808 7800 Fax : (86 10) 8808 6298-99
香港總公司 香港干諾道中200號 信德中心西座34樓 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號 通泰大廈B座17層 郵政編號100032 電話：(86 10) 8808 7800 傳真：(86 10) 8808 6298-99

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2001

HIGHLIGHTS

- Turnover for the year amounted to HK$6.2 billion, representing an increase of 19% over last year.
- Profit from operating activities for the year amounted to HK$943 million, representing an increase of 14% over last year.
- Net profit attributable to shareholders for the year amounted to HK$578 million, representing an increase of 10% over last year.
- Earnings per share amounted to HK$0.93, representing an increase of 10% over last year.
- A final dividend of HK18 cents per share is proposed for 2001.

CHAIRMAN'S STATEMENT

I am pleased to announce that Beijing Enterprises Holdings Limited (the "Company") recorded profit growth for a consecutive four years period. Consolidated turnover rose 19% to HK$6.2 billion. Net profit attributable to shareholders increased 10%, the first double digit growth since the initial public offering in 1997, to HK$578 million. Earnings per share increased by same extent to

HK$0.93.

DIVIDENDS

The Directors of the Company recommended the payment of a final dividend of HK18 cents per share for the year ended 31 December 2001 payable to shareholders whose names appear on the Register of Members of the Company on Thursday, 13 June 2002. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be paid on or around Friday, 28 June 2002.

RESULTS

The Board of Directors of the Company is pleased to present the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001.

	Notes	**2001** *HK$'000*	2000 *HK$'000*
TURNOVER	2	**6,227,282**	5,212,882
Cost of sales		**(4,416,035)**	(3,715,902)
Gross profit		**1,811,247**	1,496,980
Interest income		**140,606**	186,487
Other revenue and gains, net		**242,972**	233,101
Selling and distribution costs		**(486,602)**	(380,660)
Administrative expenses		**(651,469)**	(506,418)
Other operating expenses, net		**(114,342)**	(195,397)
Revaluation surplus/(deficit) on investment and hotel properties		**764**	(7,665)
PROFIT FROM OPERATING ACTIVITIES	3	**943,176**	826,428
Finance costs	4	**(251,416)**	(291,777)
Share of profits and losses of:			
Jointly-controlled entities		**7,980**	7,330
Associates		**201,471**	192,052
PROFIT BEFORE TAX		**901,211**	734,033
Tax	5	**(167,736)**	(146,191)
PROFIT BEFORE MINORITY INTERESTS		**733,475**	587,842

Minority interests		**(155,947)**	(62,847)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**577,528**	524,995
DIVIDENDS	6		
Interim		**62,250**	62,250
Proposed final		**112,050**	93,375
		174,300	155,625
Earnings Per Share --- Basic	7	**HK$0.93**	HK$0.84

Notes:

1. Impact of new and revised statements of standard accounting practice ("SSAPs")

The following recently-issued and revised SSAPs and related Interpretations are effective for the first time for the current year's financial statements:

- SSAP 9 (Revised): "Events after the balance sheet date"
- SSAP 14 (Revised): "Leases"
- SSAP 18 (Revised): "Revenue"
- SSAP 26: "Segment reporting"
- SSAP 28: "Provisions, contingent liabilities and contingent assets"
- SSAP 29: "Intangible assets"
- SSAP 30: "Business combinations"
- SSAP 31: "Impairment of assets"
- SSAP 32: "Consolidated financial statements and accounting for investments in subsidiaries"
- Interpretation 12: "Business combinations --- subsequent adjustment of fair values and

goodwill initially reported"

- Interpretation 13: "Goodwill --- continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in the financial statements of adopting these SSAPs and Interpretations which have had a significant effect on financial statements are summarised in the Company's annual report.

With the exception of SSAP 9 (revised), SSAP 18 (revised) and SSAP 28, the adoption of the above standards and interpretations has had no material effect on amounts reported in prior year.

In accordance with SSAP 9 (revised) and SSAP 18 (revised), the proposed final dividend which is not declared and approved until after the balance sheet date, is no longer recognised as a liability at the balance sheet date, and the proposed final dividends from subsidiaries that are declared and approved by the subsidiaries after the balance sheet date are no longer recognised for the year. Such changes in accounting policies have been applied retrospectively so that the proposed final dividend of the Company and proposed final dividend of a subsidiary payable to the minority shareholder amounting to HK$93,375,000 and HK$3,612,000, respectively, previously reported as current liabilities as at 31 December 2000 have been restated and shown under capital and reserves in the balance sheet and included under minority interests in the balance sheet, respectively. The adoption of SSAP 9 (revised) and SSAP 18 (revised) has had no effect on the profit and loss account for the year ended 31 December 2000.

The adoption of SSAP 28 has resulted in provisions for cost of major overhauls of the expressway and related structures not qualifying for recognition as provisions under SSAP 28, due to the situations not meeting the SSAP 28 present obligation criteria as at those balance sheet dates. These liabilities have been retrospectively derecognised by a prior year adjustment, resulting in an increase of HK$9,043,000 in the Group's net profit from ordinary activities attributable to shareholders for the year ended 31 December 2000.

2. Turnover

Turnover represents (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue and entrance fees, net of business and consumption taxes and government surcharges; and (3) rental income.

An analysis of the Group's turnover and contribution to profit from operating activities by business and geographical segments for the year ended 31 December 2001 is as follows:

	2001		2000	
	Turnover	**Contribution to profit from operating activities**	**Turnover**	**Contribution to profit from operating activities**
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
By business segment:				
Infrastructure				
Expressway operations	**314,354**	**222,111**	270,946	183,316
Water Treatment concession operations	**321,751**	**158,680**	197,820	127,149
Consumer products				
Brewery operations	**2,020,167**	**209,122**	1,512,939	260,362
Dairy operations	**947,230**	**88,647**	662,635	51,286
Services				
Tourism services	**160,770**	**23,337**	130,800	9,467
Hotel services	**136,676**	**14,293**	144,940	17,364
Retail operations	**1,916,821**	**61,642**	1,817,536	(107,196)
Technology businesses				
Information technology business	**135,886**	**17,608**	---	---
Others				
Property construction and development	**79,363**	**(12,168)**	365,121	38,198
Others	**194,264**	**(86,573)**	110,145	(65,691)
	6,227,282	**696,699**	5,212,882	514,255
Interest income		**140,606**		186,487
Unallocated revenue and gains		**110,871**		149,048
Unallocated expenses		**(5,000)**		(23,362)
		943,176		826,428

	2001		2000	
	Turnover	**Contribution to profit from operating activities**	**Turnover**	**Contribution to profit from operating activities**

	HK$'000	HK$'000	HK$'000	HK$'000
By geographical segment:				
The People's Republic of China (the "PRC"):				
Hong Kong	**13,708**	**(18,517)**	3,453	(18,584)
Elsewhere	**6,151,320**	**714,580**	5,209,429	532,839
Overseas	**62,254**	**636**	---	---
	6,227,282	**696,699**	5,212,882	514,255
Interest income		**140,606**		186,487
Unallocated revenue and gains		**110,871**		149,048
Unallocated expenses		**(5,000)**		(23,362)
		943,176		826,428

3. Profit from operating activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	2001 *HK$'000*	2000 *HK$'000*
Depreciation	**429,471**	357,889
Amortisation of goodwill for the year	**3,662**	---
Negative goodwill recognised as income during the year	**(35,118)**	---
Minimum lease payments under operating leases:		
Land and buildings	**75,369**	63,601
Plant and machinery	**---**	876
Leased line	**5,463**	---
Auditors' remuneration	**7,071**	6,645
Loss on disposal of fixed assets	**2,295**	8,944
Amortisation of operating concessions	**72,055**	72,063
Amortisation of management information systems	**315**	---
Research and development expenditure	**3,180**	2,932
Impairment of long term investments	**5,000**	5,736
Unrealised loss/(gain) on revaluation of short term investments	**(6,203)**	17,626
Impairment of fixed assets	**9,275**	116,001
Gain on deemed disposal of interests in subsidiaries	**(1,510)**	(21,630)
Gain on disposal of interests in subsidiaries	**(35,504)**	(1,917)
Gain on partial disposal of interest in a subsidiary	**(3,271)**	---
Gain on disposal of a jointly-controlled entity	**---**	(3,066)
Gain on disposal of an associate	**---**	(80,912)
Gain on disposal of long term investments	**(5,764)**	---
Exchange losses/(gains), net	**(700)**	229
Net rental income	**(38,052)**	(39,890)
Investment income:		
Listed	**(2,345)**	(4,731)
Unlisted	**(9,794)**	(24,505)
Profit on sales of short term listed investments	**(46,478)**	(12,287)
Interest income	**(140,606)**	(186,487)

4. Finance costs

	2001 *HK$'000*	2000 *HK$'000*
Interest on bank and other loans wholly repayable within five years	**235,774**	277,755
Interest on other loans	**16,047**	15,709
Total finance costs	**251,821**	293,464
Less: Interest capitalised	**(405)**	(1,687)
	251,416	291,777

5. Tax

	2001 *HK$'000*	2000 *HK$'000*
Group:		
The PRC		
--- Hong Kong	**515**	597
--- Elsewhere	**115,865**	108,385
Overseas	**225**	---
Overprovision in prior year	**---**	(240)
Deferred	**12,098**	(417)
	128,703	108,325
Jointly-controlled entities:		
The PRC (outside of Hong Kong)	**5,897**	1,614
Associates:		
The PRC (outside of Hong Kong)	**33,136**	36,252
Tax charge for the year	**167,736**	146,191

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations elsewhere in the PRC and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

6. Dividends

	2001 HK$'000	2000 HK$'000
Interim --- HK$0.10 (2000: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final --- HK$0.18 (2000: HK$0.15) per ordinary share	**112,050**	93,375
	174,300	155,625

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

7. Earnings per share

The calculation of earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$577,528,000 (2000: HK$524,995,000 as restated) and the weighted average of 622,500,000 (2000: 622,500,000) ordinary shares in issue during the year.

Diluted earnings per share for the current year has not been shown because the exercise of the outstanding share options of the Company would not have a diluting effect to the earnings per share.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 10 June 2002 to Thursday, 13 June 2002 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 7 June 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Overview

The Group achieved remarkable growth in performance during 2001. Consolidated turnover and profit attributable to shareholders of the Company amounted to HK$6.2 billion and HK$578 million respectively, up 19% and 10% respectively over 2000. This is first time since the Company's listing in 1997 that it has achieved a double-digit growth in earnings. The four principal business divisions of the Group have recorded satisfactory growth in 2001.

(1) Infrastructure

Capital Airport Expressway

Traffic volume continued to register steady growth in 2001 to 29.50 million vehicles, an increase of 13% over last year. Net turnover and profit after tax of Capital Airport Expressway amounted to HK$315 million and HK$170 million respectively, representing substantial increases of 16% and 16% respectively over 2000. The average utilisation rate in 2001 was approximately 72%. With China's accession to the World Trade Organisation, it is expected that Beijing's growing business activities will generate a fresh impetus to traffic volume. Beijing's winning bid for the 2008 Olympics will also herald arrivals of tourists with further increases in traffic volume in the next few years.

Water Treatment Concession

Net profit for 2001 was HK$145 million. The Group received guaranteed cash income on a regular basis from the Beijing Water Bureau.

(2) Consumer goods

Beer

The development strategies of Yanjing Brewery in 2001 were to strengthen sales efforts, to focus in developing certain nationwide key markets with Beijing beer market under its control as well as to upgrade product quality. External mergers and acquisitions have also generated desired effects of enlightening growths in sales and net turnover by 45% and 33% respectively over 2000 to 1.66 million tons and HK$2 billion respectively. Net profit of the beer division was HK$190 million.

Looking ahead, Yanjing Brewery's strategies will be to solidify its market leadership position in brandname and sales volume as well as exert greater controls over costs and enhance overall efficiency.

Dairy product and fast food business

Having undergone product mix adjustments and improvised management, the economic indicators of Sanyuan Foods showed considerable growth over 2000. Its net turnover and profit after tax amounted to HK$950 million and HK$66.40 million respectively, denoting respective growths of 43% and 28% when compared to 2000. The newly acquired Beijing Kraft Food Corporation Ltd. and Guangdong McDonald's turned around in 2001. Beijing McDonald's achieved substantial growth in earnings through economy of scale. As at the end of 2001, Beijing and Guangdong McDonald's operated a total of 135 restaurants.

Sanyuan Foods has submitted a formal application to the China Securities Regulatory Commission for an initial public offering of its shares on the A Share Market of the Shanghai Stock Exchange. Proceeds from the share offer will be used for expanding production facilities and sales network of Sanyuan Foods with an aim to become the market leader amongst the national dairy producers.

Winery

Net turnover and profit after tax of Shunxing Winery and Fengshou Winery declined against last year due to product mix adjustments in 2001.

(3) Services

Retailing services

Due to the completion of its asset restructure in 2001, the operating results of Wangfujing Department Store Group ("Wangfujing") saw significant turnarounds with initial successes in the chain store development strategy, leading to profits in every store. Net turnover and profit after tax for 2001 were HK$2 billion and HK$38.17 million respectively, a reversal from loss to profit.

Hotel services

As a result of the fierce market competition amongst hotels in Beijing, the operation of Jianguo Hotel encountered unprecedented difficulties with the average occupancy rate and the average room rates declined slightly over last year to 74.5% and HK$549 respectively. Turnover of its catering business was severely hampered by traffic controls during the first half of the year. Net turnover and profit after tax of Jianguo Hotel for the year decreased by 10% and 38% respectively to HK$108

million and HK$10.13 million.

Tourism services

In 2001, the number of visitors to Badaling Great Wall totalled 3.67 million, on par with last year. An increase in admission fees causes an obvious increases in total income. The operation of the Badaling Hot Spring Resort remained difficult with declining occupancy rates and flat average room rates. However, combined net turnover and profit after tax of Badaling Tourism surged by 25% and 17% respectively to HK$154 million and HK$12.31 million respectively.

The number of visitors to Longqingxia increased by 11% to 646,793 in 2001 with a likewise increase in net turnover by 8% to HK$35.73 million. Profit after tax reduced by HK$1.93 million to HK$2.57 million due to additional expenses on sales and promotion.

(4) Technology

Beijing International Switching System Company ("BISC") (an associated company)

Competition within the domestic switching system market in 2001 was still fierce. Through deploying methods in market expansion devised by different levels of management as well as adopting more effective and flexible sales strategies, BISC pitched a sales record of 11.76 million ports. Net turnover and profit after tax of BISC grew at 30% and 12% respectively over last year to HK$3.8 billion and HK$408 million respectively. During the year, it had tightened up its collections of accounts receivable so that changes in their receivable balances and aging were favourable.

Other technology businesses

As the information technology flagship of Beijing Enterprises, Beijing Development (Hong Kong) Limited has achieved considerable progress. The ISP (internet service provider) and broadband infrastructure constructor business of Beijing Teletron has become profitable. Having undergone a number of restructuring and development, earnings of other technology business investments of the Company also grew over last year.

Prospects and Strategies

China's accession to the World Trade Organization and Beijing's winning bid for the 2008 Olympiad entwined the strong driving momentum for the economic development of China as a whole and Beijing in particular.

The "Olympic" economy represents tremendous untapped business opportunities to the Company.

Firstly, the Company, with the close backing of the Beijing Municipal Government, has unique background and advantages to complement the Government's undertaking of the Olympics projects. On the other hand, our principal business segments are in the industries that will benefit directly from the Olympic economy.

We have initially laid a basic foundation in the investments of Olympic-concept projects in areas of infrastructure, environmental protection, advanced technology and tourism.

As to environmental protection projects, we have invested in geothermal -- related project as well as float glass project, which fulfill the requirements of the Olympic Planning in harnessing environmental pollution and developing new sources of energy. In the advanced technology area, our investments include GPS and Smart Card Project which enhance the establishment of an intelligent traffic signaling and coordination system and a modernized transport management network information system. Further, we are now in the establishment of the flagship of biotech engineering and new medicines. As regards infrastructure projects, we have invested in projects engaging in the laying of optical fibres for the Zhongguancun neighbourhood, as well as the magnetic suspension train projects. As regards tourism-related projects, our active pursuit of asset reorganization of the tourism segment is to better capitalize opportunities brought by the Olympiad. These show the Company's efforts in laying foundation and development orientation amidst the Olympic economy.

The Company's strategies for the coming five years are development strategies, technology strategies and restructuring strategies.

Development strategies denote proactive and gradual development of existing businesses with a view to further enhance its standards, stable growth in profitability and new metamorphosis in corporate outlook.

Technology strategies are focusing in information technology as well as biotech engineering and new medicines, expanding investment weighting in high-tech arenas, exploring channels of investments and operation modes in actively achieving commercialisation, the breakthrough of which is to accelerate the building up of its two high technology industry flagships of information technology as well as biotech engineering and new medicines.

As regards restructuring strategies, we have strengthened the capital market operation during 2001. The tourism business segment sees a much smoother progress in the asset reorganization exercise. Completion of the restructuring exercises will be beneficial for capitalising the tremendous business opportunities brought about by Beijing's winning bid of the Olympiad. Preparation for the listing of Sanyuan A Shares is underway as scheduled.

SIGNIFICANT SUBSEQUENT EVENTS

Subsequent to the year end date, the following significant business development occurred:

1. The Company have conditionally agreed to provide the corporate guarantee executed by the Company in favour of the Investors for the payment of an aggregate principal amount of RMB700 million (approximately HK$660 million) and interest thereon of the Convertible Bonds with a face value of RMB100 (approximately HK$94) each to be issued by Yanjing Brewery, an indirect subsidiary effectively held as to approximately 55.45% by the Company. Beijing Yan Jing Beer Corporation, the other indirect shareholder of Yanjing Brewery, will provide the Counter Indemnity to the Company.

2. On 1 April 2002, a formal application has been made for the listing of the shares of Beijing Sanyuan Foods Co., Ltd. on the Shanghai Stock Exchange A Share Market by way of the proposal new issue of 150,000,000 A Shares of RMB1.00 each in Beijing Sanyuan Foods Co., Ltd. for subscription in the PRC.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately to HK$7.1 billion while minority interests increased to approximately HK$3.2 billion as at the year end date. At 31 December 2001, the cash and borrowings of the Group amounted to approximately HK$4 billion and HK$4.7 billion, respectively. Net debt to equity ratio was 15%. The Group's foreign currency borrowings were fully hedged by equivalent amount of Hong Kong dollar and US dollar deposits.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed announcement of annual results of the Group for the year ended 31 December 2001, containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange, will be published on the website of the Stock Exchange in due course.

On behalf of the Board
Hu Zhao Guang
Chairman

Hong Kong, 10 April 2002

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom C, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 13 June 2002 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2001;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"THAT

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this

resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"THAT

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution

passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution".

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 10 April 2002

Notes:

1. The Register of Members will be closed from Monday, 10 June 2002 to Thursday, 13 June 2002 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2001 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 7 June 2002.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with

the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. An explanatory statement containing further details regarding resolutions 5 to 7 above will be sent to shareholders shortly together with the 2001 Annual Report.

Please also refer to the published version of this announcement in the (South China Morning Post)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

POSSIBLE SPIN-OFF AND SEPARATE LISTING OF

BEIJING SANYUAN FOODS CO., LTD.

ON

THE SHANGHAI STOCK EXCHANGE A SHARE MARKET

Beijing Enterprises Holdings Limited (the ``Company") together with its subsidiaries, (the ``Group") is proposing to spin off Beijing Sanyuan Foods Co., Ltd., a subsidiary of the Company (``San Yuan") and the operation arm for conducting the Group's dairy products business and the operation of the McDonald's franchise stores in Beijing and Guangdong. It is intended that San Yuan will offer 150,000,000 new A shares of RMB 1.00 each for subscription in the PRC of an issued price to be determined (the ``Share Offer"). Application for the listing of the shares of San Yuan on the Shanghai Stock Exchange A Share Market has been made on 1st April, 2002.

The proposed Share Offer may or may not materialize and shareholders of the Company are reminded to exercise caution when dealing in the Company's shares.

INTRODUCTION

The Board of the Company wishes to announce that on 1st April, 2002, a formal application for the listing of the shares of San Yuan on the Shanghai Stock Exchange A Share Market by way of a Share Offer has been made.

BACKGROUND

The Group is engaged in a diversified range of business in four major sectors: namely the consumer goods sector (comprising manufacture, distribution and sale of beer, wine, processed meat and seafood products and dairy products and food business, including the operation of McDonald's franchise stores in Beijing and Guangdong) and the infrastructure sector, the services sector and the technology sector.

San Yuan is the operation arm for holding and conducting the Group's dairy products and food business. It is a subsidiary held as to 72% by the Company's wholly owned subsidiary Beijing Enterprises (Dairy) Limited, and asto 5% by the Company's 55.45% indirect subsidiary Yanjing Brewery, aggregating 77% in total. The remaining 23% are held as to 20% by San Yuan Group Company (``San Yuan Group") and 1% by each of Beijing Yanjing Beer Group Company (``Yanjing Group"), Tung Hsin Trading Co., Ltd. (``TungHsin") and Beijing Yizhuang New City Co., Ltd.. San Yuan Group is also an enterprise established under the Beijing Municipal Government. Yanjing Group and TungHsin are substantial shareholders of the Company's subsidiaries.

San Yuan is engaged in the production, distribution and sale of a variety of dairy products, primarily in Beijing and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong.

PROPOSED SHARE OFFER

San Yuan proposed to offer 150,000,000 new A shares of RMB1.00 each for subscription in the PRC at an issue price to be determined. Upon completion of the Share Offer, the effective shareholding of the Company in San Yuan will reduce from 74.8% to approximately 57.1%. The issue price per share under the Share Offer has not been fixed but the directors do not expect the

total value of the share to be issued under the Share Offer to exceed 15% of the Group's consolidated net tangible asset as at 31st December, 2000. The directors of San Yuan intends to use the net proceeds arising from the Share Offer to further develop San Yuan businesses, to expand and develop San Yuan's production and processing facilities, technical centre, distribution network. Further announcement will be made as and when appropriate in respect of the details and any material development of the proposed Share Offer.

BENEFITS OF THE PROPOSED SPIN OFF

The Board believes that a separate listing of San Yuan will provide diversified funding source for San Yuan to finance its operation and future expansion and will also result in an exceptional gain for the Group for the deemed disposal of part of the Group's interest in San Yuan. Further details of the amount of such exceptional gain will be included in a separate announcement to be made as and when the Share Offer materializes.

The Share Offer will be made in the PRC via Shanghai Stock Exchange A Share Market. According to the existing laws, regulations and practice of the PRC and the relevant policies of China Security Regulatory Commission, San Yuan is not permitted to allocate any percentage of its shares as the assured entitlement tranche to be offered to the Company or its shareholders. Accordingly, no assured entitlement to shares in San Yuan will be offered to the shareholders of the Company. The Listing Committee of The Stock Exchange Limited has granted a waiver to the Company from providing its existing shareholders with assured entitlement of shares in San Yuan as required under Paragraph 3(f) of Practice Note 15 of the Listing Rules. An independent board committee of the Company (``Independent Board Committee") will be constituted for the purpose of advising the existing shareholders on the implications of the Company not providing any assured entitlement to shares in San Yuan under the Share Offer. An independent financial adviser will be appointed to advise the Independent Board Committee in this report. A further announcement in respect of the view of the independent financial adviser and the Independent Board Committee will be made in due course.

GENERAL

The Share Offer is subject to the requirements stipulated in Practice Note 15 of the Listing Rules. Under the Listing Rules and Practice Note 15 of the Listing Rules, San Yuan does not constitute a

``major subsidiary" of the Company and the proposed Share Offer, if materialize, is not expected to constitute a discloseable transaction of the Company or subject to any shareholders approval. Further announcements will be made as and when appropriate in respect of the details and any material developments of the Share Offer. Nevertheless, shareholders of the Company should note that the proposed Share Offer may or may not materialize, and should exercise caution when dealing in the shares of the Company.

DEFINITIONS

``Board"	board of directors
``Company"	Beijing Enterprises Holdings Limited, a company incorporated on 26th February, 1997 under the laws of Hong Kong with limited liability
``Group"	the Company and its subsidiaries
``Hong Kong"	the Hong Kong Special Administrative Region of the PRC
``Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
``PRC"	the People's Republic of China excluding Hong Kong and Macau Special Administrative Region and Taiwan
``RMB"	PRC renminbi, the lawful currency of the PRC
``San Yuan"	Beijing Sanyuan Foods Co., Ltd., a joint stock company established in the PRC
``Share Offer"	the proposed new issue of 150,000,000 A shares of RMB1.00 each in San Yuan for subscription in the PRC incidental to the proposed listing of the shares of San Yuan on the Shanghai Stock Exchange A Share Market
``Yanjing Brewery"	Beijing Yanjing Brewery Company Limited, a joint stock company incorporated in the PRC and whose shares are listed on the Shenzhen Stock Exchange
``%"	Percentage

By Order of the Board
Beijing Enterprises Holdings Limited
Tam Chun Fai
Company Secretary

Hong Kong, 1st April, 2002

*Please also refer to the published version of this announcement in the **(HK iMail)***

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

CONNECTED TRANSACTION

The directors of the Company announce that the Company have conditionally agreed to provide the Guarantee in favour of the investors in respect of the convertible bonds to be issued by Beijing Yanjing, an indirect subsidiary effectively held as to approximately 55.45% by the Company.

Yanjing Group, the other indirect shareholder of Beijing Yanjing, agrees to provide the Counter Indemnity to the Company to indemnify the Company in respect of its provision of the portion of the Guarantee which exceeds its effective proportional equity interest in Beijing Yanjing.

Given that the Company's provision of the Guarantee is greater than its proportional equity interest in Beijing Yanjing, the provision of the Guarantee constitutes connected transaction under Rule 14.26 (6) (a) of the Listing Rules and will require Shareholders' approval in EGM. Yanjing Group and its associates (as defined in the Listing Rules) will abstain from voting.

A circular containing details of the connected transaction, a letter from an independent financial adviser and a letter from the independent board committee will be despatched to the Shareholders shortly. Shareholders will also receive a notice of the EGM.

BACKGROUND OF THE CONNECTED TRANSACTION

The following diagram illustrates the corporate structure of the relevant companies involved in the connected transaction and the connected transaction itself.



44.55%
The Company
Counter Indemnity
Yanjing Group
80%
20%
Yanjing Brewery
69.32%
Beijing Yanjing
Convertible Bonds
Investors
100%
Guarantee

The Company have conditionally agreed to provide the Guarantee in favour of the investors for the payment of an aggregate principal amount of RMB700 million (approximately HK$660 million) and interest thereon of the convertible bonds with a face value of RMB100 (approximately HK$94) each to be issued by Beijing Yanjing, an indirect subsidiary effectively held as to approximately 55.45% by the Company. No payment nor security in respect of the provision of Guarantee will be provided by Beijing Yanjing to the Company.

Yanjing Group, the other indirect shareholder of Beijing Yanjing, will provide the Counter Indemnity to the Company. No guarantee nor security will be given by the Company to Yaijing Group in respect of the Counter Indemnity.

THE CONVERTIBLE BOND AND THE USE OF PROCEEDS

Beijing Yanjing has resolved to issue 5 years convertible bonds in an aggregate principal amount of RMB700 million (approximately HK$660 million) with a face value of RMB100 (approximately HK$94) each. Interest in the convertible bond is payable at the rate between 0.8 to 1.2% per annum. The convertible bonds are exchangeable into a number of fully-paid Beijing Yanjing Shares. The

exercise price of convertible bonds shall be determined, subject to adjustment in certain events, on the basis of the average of the market price of the Beijing Yanjing Shares for the 30 consecutive trading days ending on the trading day immediately preceeding the date of issuing convertible bond prospectus with upward adjustment in the range between 10% and 30%. The convertible bonds are being offered to the public investors in PRC. The terms of the convertible bonds is subject to the change of market conditions at the time of issue and such issue is conditional upon the obtaining of necessary consents and approval by the China Securities Regulatory Commission. The Company will comply with the Listing Rules (if applicable) relating to dilution in the interest of Beijing Yanjing regarding the issue of the convertible bonds.

Beijing Yanjing plans to use the net proceeds from the issue of the convertible bonds to upgrade its beer and mineral water production facilities and to expand its business and market share by identifying and investing in potential acquisition targets engaged in the beer, mineral water and related businesses, and the remaining thereof will be used for general working capital purposes.

REASONS FOR THE PROVISION OF THE GUARANTEE

As the Company has been requested to provide guarantee on the full amount basis in the issue of convertible bonds, the directors of the Company believe that the investors of the convertible bonds tend to be more confident in having a company listed on the Stock Exchange to provide the guarantee. Yanjing Group's agreement to provide Counter Indemnity to the Company as stated above will greatly reduce the commercial risk on the part of the Company and will maintain the Company's liability in the Guarantee in essentially proportional to its effective equity interest in Beijing Yanjing. The directors of the Company consider that it is in the interest of the Company to assist Beijing Yanjing to ensure a successful fund-raising exercise through the issue of the convertible bonds because Beijing Yanjing can use the net proceeds of the convertible bonds issue to strengthen its development to meet the future challenge following the PRC's accession to World Trade Organisation. Based on above analysis, the directors of the Company are of the view that the granting of the Guarantee is fair and reasonable so far as the Company and the Shareholders are concerned.

GENERAL

The Company and its subsidiaries are principally engaged in four major sectors of business, i.e., consumer goods, infrastructure, services and technology.

Given that the Company's provision of the Guarantee is greater than its proportional equity interest in Beijing Yanjing, the provision of the Guarantee constitutes connected transaction under Rule

14.26 (6) (a) of the Listing Rules and will require Shareholders' approval in EGM. Yanjing Group and its associates (as defined in the Listing Rules) will abstain from voting.

Horwath Capital Asia Limited has been appointed to advise the independent board committee of the Company regarding the connected transaction. A circular containing details of the connected transaction, a letter from Horwath Capital Asia Limited and a letter from the independent board committee will be despatched to the Shareholders shortly. Shareholders will also receive a notice of the EGM.

DEFINITIONS

In this announcement, the following expressions shall, unless the context requires otherwise, have the following meanings:

``associates"	has the meaning as ascribed thereto under the Listing Rules
``Beijing Yanjing"	Beijing Yanjing Brewery Company Limited, a joint stock company incorporated in the PRC and its shares are listed on the Shenzhen Stock Exchange
``Beijing Yanjing Shares"	ordinary share(s) of RMB1.00 (HK$0.94) each in the issued share capital of Beijing Yanjing
``Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange of Hong Kong
``Counter Indemnity"	indemnity provided by Yanjing Group to indenmify the Company in respect of any contingencies arising from the portion, of the Guarantee exceeding the Company's proportional equity interest in Beijing Yanjing
``EGM"	the extraordinary general meeting of the Company to be convened to consider the connected transactions
``Guarantee"	corporate guarantee executed by the Company in favour of the Investors for the issue of 5 years convertible bonds in an aggregate principal amount RMB700 million
``Hong Kong"	the Hong Kong Special Administrative Region of the PRC
``Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
``PRC"	The People's Republic of China, excluding Hong Kong for the purpose of this announcement
``RMB"	Renminbi, the official currency of the People's Republic of China.
``Shareholders"	the shareholders of the Company
``Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of the Company
``Stock Exchange"	The Stock Exchange of Hong Kong Limited
``Yanjing Brewery"	Beijing Yan Jing Brewery Co., Ltd., a sino foreign equity joint venture company established in the PRC, which owns 69.32% interest of Beijing Yanjing and which is held as to 80% and 20% respectively by the Company and Yanjing Group

``Yanjing Group"	Beijing Yan Jing Beer Corporation, a state-owned company established in the PRC which owns 20% interest in Yanjing Brewery
``HK$"	Hong Kong dollars, the official currency of Hong Kong
``%"	per cent.

By order of the Board of
Beijing Enterprises Holdings Limited
Tam Chun Fai
Company Secretary

Hong Kong, 6th March, 2002

Unless otherwise specified, all amounts in RMB are translated into HK$ in this announcement at a rate of HK$1 = RMB1.0613.

***Please also refer to the published version of this announcement in the** (Hongkong iMail)*

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing Sanyuan Foods Co., Ltd. ("Sanyuan"), an 74.69% indirect non- wholly owned subsidiary of the Company, on 25th January 2002 entered into a conditional Sale and Purchase Agreement with Beijing San Yuan Group Company (formerly known as Beijing General Corporation of Agriculture Industry and Commerce) ("San Yuan Group") to acquire 15% equity interests of San Yuan Hua Guan Food Company Limited (formerly known as Beijing Kraft Food Corporation) ("Hua Guan") in a consideration of RMB22,534,680 (approximately HK$21,221,094).

Sanyuan has also conditionally agreed to purchase the assets of Beijing Dairy Company No. 8 Dairy Factory, owned by San Yuan Group for a consideration of RMB6,652,200 (approximately HK$6,264,432).

The aggregate considerations for the two acquisitions anticipated by Sanyuan amount to RMB29,186,880 (approximately HK$27,485,526), representing approximately 0.54% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts.

As San Yuan Group is a substantial shareholders of the subsidiary of the Company, the two acquisitions constitute connected transactions under Rule 14.25(1) of the Listing Rules.

(1) Conditional Sale and Purchase Agreement, dated 25th January 2002

Parties:

(1) The Vendor : San Yuan Group

(2) The Purchasers : Sanyuan

Assets acquired:

15% equity interests of Hua Guan.

CONDITION

The Sale and Purchase Agreement is conditional upon, amongst other things, all approvals and authorizations of the share transfer have been obtained in accordance with the laws of the PRC. Completion will take place within three business days following the Agreement becomes unconditional or such other date as Sanyuan and San Yuan Group may agree in writing.

CONSIDERATION

The total consideration is RMB22,534,680 (approximately HK$21,221,094) which is determined on the basis of Hua Guan's net assets value of RMB150,231,200 under the assets appraisal report on 30th September, 2000 assessed by Beijing Development Evaluation Company, an independent valuer recognized by the Government of People's Republic of China. The net profit after tax for the year 2001 and the net asset value disclosed in an unaudited management account as at 31st December, 2001 of Hua Guan are RMB7,178,000 (approximately HK$6,760,000) and RMB158,388,000 (approximately HK$149,155,000) respectively.

The consideration was arrived at after an arm's length negotiations between Sanyuan and San Yuan Group which represents approximately 0.42% of the audited consolidated net tangible assets of HK$5,114,431,000 of the Company as disclosed in its latest published annual accounts and is payable in cash to San Yuan Group on completion. The consideration is funded by internal source.

(2) Conditional Assets Acquisition Agreement, dated 25th January 2002

Parties:

(1) The Vendor : San Yuan Group

(2) The Purchasers : Sanyuan

Assets acquired:

All the assets of Beijing Dairy Company No. 8 Dairy Factory including but not limited to the real property, revenues, monies, all book and other debts and the full benefit of all rights in respect of the same

CONDITION

The Asset Acquisition Agreement is conditional upon, amongst other things, all approvals and authorizations of the asset acquisition have been obtained in accordance with the laws of the PRC. Completion will take place within three business days following the Agreement becomes unconditional or such other date as Sanyuan and San Yuan Group may agree in writing.

CONSIDERATION

The total consideration is RMB6,652,200 (approximately HK$6,264,432) which is determined on the basis of Beijing Dairy Company No. 8 Dairy Factory net assets value of RMB6,652,200 under the assets appraisal report on 31st December, 2000 assessed by Beijing Development Evaluation Company, an independent valuer recognized by the Government of People's Republic of China.

The net profit after tax for the year 2001 and the net asset value disclosed in an unaudited management account as at 31st December, 2001 of Beijing Dairy Company No. 8 Dairy Factory are RMB234,000 (approximately HK$220,000) and RMB4,724,000 (approximately HK$4,449,000) respectively.

The consideration was arrived at after an arm's length negotiations between Sanyuan and San Yuan Group which represent approximately 0.12% of the audited consolidated net tangible assets of HK$5,114,431,000 of the Company as disclosed in its latest published annual accounts and is payable in cash to San Yuan Group on completion. The consideration is funded by internal source.

Reasons for the share and assets acquisitions

Upon acquiring 85% of Hua Guan in 2000, Sanyuan has gradually expanded its market share in dairy products in China. After the completion of share purchase, Hua Guan will become a wholly owned subsidiary of Sanyuan. It can fully share the management resources of Sanyuan which definitely enhances its effective management. Further, Hua Guan could also enjoy tax benefits under current tax regulations.

Sanyuan has established a famous band name in the dairy products and fast food markets in China. The acquisition of the assets of Beijing Dairy Company No. 8 Dairy Factory will increase Sanyuan's production capacity to meet the increased demands of diary market and will also strengthen its assets quality in facing the future challenges.

The directors of the Company, including the independent non-executive directors, are of the view that the sale purchase and the assets acquisition are in the best interest of the Company.

General:

Sanyuan, a sino-foreign equity joint venture established under the laws of the People's Republic of China on 13 March 1997, has recently converted into a joint stock limited company in 2001 and is a dairy products producer that supplied approximately 70% of the market for plastic bagged fresh milk in Beijing. It also owns a 50% interests in Beijing McDonald's, which manages and operates the McDonald's fast food restaurant chain in Beijing and holds a 50% interests in Guangdong McDonald's.

As at 30 June 2001, the net assets of Sanyuan based on its unaudited accounts amounted to approximately RMB474 million (approximately HK$446 million). Based on its unaudited accounts for the six months end 30 June 2001, Sanyuan recorded a net profit after tax of RMB34 million (approximately HK$32 million).

As San Yuan Group is a 20% substantial shareholders of Sanyuan, an 74.69% indirect non-wholly owned subsidiary of the Company, the share purchase and the assets acquisition constitute connected transactions under the Listing Rules. The aggregate consideration payable by Sanyuan is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended 31 December 2000.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 29th January 2002

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0619.

Please also refer to the published version of this announcement in the ***(Hong Kong iMail)***